Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Quarters Ended
	April 3,	March 28,
	2009	2008
	(In millions, except ratios)
Earnings:
Net income	$194.3	$322.5
Plus: Income taxes	214.2	149.0
Fixed charges	48.3	51.1
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	0.2	—
Undistributed earnings in equity investments	—	—

	$456.6	$522.6

Fixed Charges:
Interest expense	$41.0	$42.8
Plus: Interest capitalized during the period	0.2	—
Interest portion of rental expense	7.1	8.3

	$48.3	$51.1

Ratio of Earnings to Fixed Charges	9.45	10.23